82-03138

BAE Systems plc

TOTAL VOTING RIGHTS

At 6.00pm on 28 December 2006 BAE Systems plc:

(i) had 3,245,693,371 issued ordinary shares of 2.5 pence each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of BAE Systems plc;

(ii) held 27,725,000 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

(iii) accordingly, had total voting rights of 3,217,968,371.

The total voting rights figure (3,217,968,371) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, BAE Systems plc under the FSA's Disclosure and Transparency Rules.

29 December 2006

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company has today been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 21 December 2006 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 421.25 pence per share. The transactions took place on the London Stock Exchange. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares purchased or acquired by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares acquired
Steve Mogford	30
Ian King	29

2. Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company has today been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that the trustee has transferred 9,144 ordinary shares of 2.5 pence each in BAE Systems plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the BAE Systems Share Incentive Plan, from participants who have left the BAE Systems group.

Each of the executive directors of the Company are deemed, along with certain other group employees, to have an interest in the aggregate balance of 148,063 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

3. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was notified today that Mark Ronald, a Person Discharging Managerial Responsibilities, exercised an option over 384,583 ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Share Option Plan on 21 December 2006 at a

82-03138

BAE Systems plc

TOTAL VOTING RIGHTS

At 6.00pm on 29 December 2006 BAE Systems plc:

(i) had 3,245,877,643 issued ordinary shares of 2.5 pence each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of BAE Systems plc;

(ii) held 27,725,000 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

(iii) accordingly, had total voting rights of 3,218,152,643.

The total voting rights figure (3,218,152,643) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, BAE Systems plc under the FSA's Disclosure and Transparency Rules.

2 January 2007

BAE Systems Tornado support contract award

22 December 2006

BAE Systems has today been awarded a £947 million contract by the UK Ministry of Defence (MoD) that will increase the Tornado aircraft's availability for frontline operations, while considerably reducing the cost to the taxpayer.

The contract, known as ATTAC (Availability Transformation: Tornado Aircraft Contract) will provide guaranteed availability of Tornado aircraft for the RAF. ATTAC is potentially worth in the region of £1.5 billion over the initial 10 years of the programme and will save the MoD £510 million.

Under the ATTAC service, BAE Systems will work in a partnered approach with the UK MoD's Defence Logistics Organisation and the RAF, reflecting principles such as through life capability management and contracting for availability as set out in the UK Defence Industrial Strategy.

Issued by:
BAE Systems plc
London